As filed with the Securities and Exchange Commission on February 07, 2008

                                                     Registration No. 333-148913

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                   FORM F-6/A
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                     BCD SEMICONDUCTOR MANUFACTURING LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                        National Corporate Research, Ltd.
                          225W. 34th Street, Suite 910
                            New York, New York 10122
                                 (212) 947-7200

               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

       Carmen Chang, Esq.                  Francis Fitzherbert-Brockholes, Esq.
     Steven V. Bernard, Esq.                          White & Case LLP
      Don S, Williams, Esq.                         5 Old Broad Street
     Scott A. Anthony, Esq.                          London EC2N 1DW
Wilson Sonsini Goodrich & Rosati                     +44-20-7532-1000
    Professional Corporation
       650 Page Mill Road
      Palo Alto, CA 94304
         (650) 493-9300

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
       If a separate registration statement has been filed to register the deposited shares, check the following box. [X]


                         CALCULATION OF REGISTRATION FEE

                                                                 Proposed                  Proposed             Amount of
      Title of each class             Amount to be        maximum aggregate price      maximum aggregate       registration
 of Securities to be registered        registered               per unit (1)           offering price (2)           fee
--------------------------------   --------------------   ------------------------   ---------------------   ------------------
American Depositary Shares         100,000,000 American             $0.05                  5,000,000              $196.50
evidenced by American                Depositary Shares
Depositary Receipts, each
American Depositary Share
representing five ordinary
shares, par value $0.001 each,
of BCD Semiconductor
Manufacturing Limited

1 For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2 Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the

Registration Statementshall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

     This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.
                                   ----------

================================================================================

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to the Form F-6 (File No. 333-148913) dated January 29, 2008 and incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.     Description of Securities to be Registered

                              Cross Reference Sheet

                                                                   Location in Form of Receipt
Item Number and Caption                                           Filed Herewith as Prospectus
----------------------------------------------------------   --------------------------------------
1. Name and address of depositary                            Face of American Depositary
                                                             Receipt, Introductory paragraph

2. Title of American Depositary Receipts and identity of     Face of American Depositary
deposited securities                                         Receipt, top center

     Terms of Deposit:

     (i) The amount of deposited securities represented      Face of American Depositary
     by one unit of American Depositary Receipts             Receipt, upper right corner

     (ii) The procedure for voting, if any, the              Articles 14 and 15
     deposited securities

     (iii) The collection and distribution of dividends      Articles 2, 9, 13, 14 and 21

     (iv) The  transmission of notices,  reports and proxy   Articles 12, 14, 15 and 21
     soliciting material

     (v) The sale or exercise of rights                      Articles 2, 6, 9, 13 and 21

     (vi) The  deposit  or sale of  securities  resulting    Articles 3, 4, 6, 8, 9 and 16
     from dividends, splits or plans of reorganization

     (vii) Amendment,  extension  or  termination  of the    Articles 19, 20 and 21
     deposit agreement

     (viii) Rights of holders of  Receipts to inspect the    Articles 12
     transfer  books  of the  depositary  and the  list of
     holders of Receipts

     (ix) Restrictions  upon  the  right  to  deposit  or    Articles 2, 4, 6 and 22
     withdraw the underlying securities

     (x) Limitation upon the liability of the depositary     Articles 15, 17 and 18

3. Fees and Charges                                          Article 9

Item - 2.     Available Information

     Public Reports furnished by issuer                      Article 12

BCD Semiconductor Manufacturing Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item - 3.     Exhibits

     a. Form of Deposit Agreement among BCD Semiconductor Manufacturing Limited (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed as Exhibit (a) to the Form F-6 (File No. 333-148913) dated January 29, 2008 and incorporated herein by reference.

     b. Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

     c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

     d. Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed as Exhibit (d) to the Form F-6 (File No. 333-148913) dated January 29, 2008 and incorporated herein by reference.

     e.   Certification under Rule 466. - Not Applicable.

     f. Powers of attorney for certain officers and directors of the Company. Set forth on the signature page of the Form F-6 (File No. 333-148913) dated January 29, 2008.



Item - 4.     Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6/A are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY, United States of America, on February 7, 2008.


                                                 Legal entity created by the
                                                  form of Deposit Agreement for
                                                  the issuance of American
                                                  Depositary Receipts for
                                                  Ordinary Shares, par value
                                                  $0.001 per share, of BCD
                                                  Semiconductor Manufacturing
                                                  Limited

                                                 Deutsche Bank Trust Company
                                                  Americas, as Depositary


                                                 By: /s/ Chris Konopelko
                                                     ---------------------------
                                                 Name:  Chris Konopelko
                                                 Title: Vice-President


                                                 By: /s/ James Kelly
                                                     ---------------------------
                                                 Name:  James Kelly
                                                 Title: Vice-President

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People's Republic of China, on February 7, 2008.

                                                 BCD SEMICONDUCTOR MANUFACTURING
                                                  LIMITED


                                                 By: /s/Tung-Yi Chan
                                                     ---------------------------
                                                 Name:  Tung-Yi Chan
                                                 Title: Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on February 7, 2008.

              Signature                                    Title
--------------------------------------    --------------------------------------


/s/Tung-Yi Chan                            Chief Executive Officer and Director
--------------------------------------         (Principal Executive Officer)
Tung-Yi Chan


/s/Jean-Claude Zhang                        Chief Financial Officer (Principal
--------------------------------------              Financial Officer)
Jean-Claude Zhang



*                                           Chairman of the Board of Directors
--------------------------------------
Dwight Decker


*                                                       Director
--------------------------------------
Chieh Chang


*                                                       Director
--------------------------------------
Herbert Chang

              Signature                                    Title
--------------------------------------    --------------------------------------


*                                                       Director
--------------------------------------
Anthony Sun


*                                                       Director
--------------------------------------
Joseph Liu


*                                                       Director
--------------------------------------

Michael Pfeiffer


*                                            Controller (Principal Accounting
--------------------------------------                   Officer)
Bing Sun






* signed by Tung-Yi Chan as an attorney-in-fact

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

         Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BCD Semiconductor Manufacturing Limited, has signed this Registration Statement in the City of Shanghai, People's Republic of China, on February 7, 2008.


                                                 BCD SEMICONDUCTOR CORPORATION


                                                 By: /s/Tung-Yi Chan
                                                     ---------------------------
                                                 Name:  Tung-Yi Chan
                                                 Title: Chief Executive Officer